February 27, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Pradip Bhaumik, Attorney-Advision

      Cecilia B. Blye, Chief Office of Global Security Risk

Re:  Broadcast International Inc. Form 10-KSB fye 12/31/2005

       Your letter dated February 21, 2007

Dear Mr. Bhaumik:

Please be advised that Broadcast International, Inc. has never done any business in North Korea, Iran or Syria.  It has never sold any products, licensed any technology or conducted any business whatever, directly or indirectly, nor does it intend to, in those countries.

References to those countries in the Form 10-KSB fye 2003, merely referenced the fact that we had acquired licenses to exploit certain compression technology in many countries, the named countries included.  As noted above, however, we have never availed ourselves of that contractual right.

If you require further information in this regard, please do not hesitate to contract the undersigned.

Sincerely,

Broadcast International, Inc.

/s/ Reed L. Benson

Reed L Benson

General Counsel